Exhibit 8

May 1, 2014

MRGB Hold Co.

c/o Mill Road Capital Management LLC

382 Greenwich Avenue, Suite One

Greenwich, CT 06830

Attn: Mr. Scharfman

Re:	Commitment Letter for Acquisition of R.G. Barry Corporation

Dear Sir:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among MRGB Hold Co., a Delaware corporation (“Parent”), MRVK Merger Co., an Ohio corporation (“Merger Sub”), and R.G. Barry Corporation, an Ohio corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). This commitment letter is being delivered to Parent to induce the Company to enter into the Merger Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

1. Commitment. Mill Road Capital II, L.P. (“Sponsor”) hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the Closing, it shall purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to the total amount resulting from (i) the aggregate amount of the Payment Fund, plus (ii) the aggregate amount of the payment obligations of the Surviving Corporation under Section 2.3 of the Merger Agreement, minus (iii) the aggregate amount of the Debt Financing (or any Alternative Financing) contemplated by the Debt Commitment Letter, and minus (iv) the Company’s cash and short term marketable securities as of the Effective Time (the “Commitment”), solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses; provided, that Sponsor shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of, or otherwise provide funds to Parent or Merger Sub in any amount in excess of the Commitment. Sponsor may meet its obligation to fund the Commitment directly or indirectly through one or more of Sponsor’s Affiliates, or together with certain other Persons that are “accredited investors” (as such term is defined under Rule 501 of Regulation D, as promulgated by the Securities Act), as selected by Sponsor, in its sole discretion. The amount of the Commitment to be funded under this commitment letter simultaneous with the Closing may be reduced in an amount specified by Parent but only to the extent that Parent has consummated the transactions contemplated by the Merger Agreement with Sponsor contributing, or causing to be contributed in accordance with this Section 1, less than the full amount of the Commitment.

382 Greenwich Avenue, Suite One, Greenwich, CT 06830 (203) 987-3500

MRGB Hold Co.

May 1, 2014

2. Use of Proceeds. The proceeds of the Commitment financing will be used by Parent to provide a portion of the funds needed to consummate the Merger and to pay transaction expenses in connection with the Merger (including reimbursement of Sponsor for all such expenses incurred by Sponsor). If and to the extent that all such funding and expense commitments are satisfied, any remaining proceeds may be used for general working capital.

3. Conditions. The Commitment shall be subject to (a) the execution and delivery of the Merger Agreement by the Company, (b) the satisfaction or waiver at the Closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letter (or any Alternative Financing contemplated pursuant to Section 6.14 of the Merger Agreement) and (d) the contemporaneous consummation of the Closing.

4. Sponsor Guarantee. Concurrently with the execution and delivery of this commitment letter, Sponsor is executing and delivering to the Company the Sponsor Guarantee. The Company’s remedies against Sponsor under the Sponsor Guaranty shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against (a) Sponsor, Parent or Merger Sub and (b) any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, or assignee of Sponsor, Parent or Merger Sub or any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, or assignee of any of the foregoing (other than the Parent or Merger Sub to the extent provided in the Merger Agreement) (those persons and entities described in clause (b), each being referred to as a “Non-Recourse Party”), in respect of any liabilities or obligations arising under, or in connection with, this commitment letter or the Merger Agreement or the transactions contemplated thereby, including in the event that Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not such breach is caused by Sponsor’s breach of its obligations under this commitment letter.

5. Enforceability. This commitment letter may only be enforced by Sponsor and Parent at the direction of Sponsor. Parent’s creditors shall have no right to enforce this commitment letter or to cause Parent to enforce this commitment letter. This commitment letter may not be specifically enforced.

6. Termination. The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing, at which time the Sponsor’s obligation hereunder will be fulfilled, and (c) the Company or any of its Affiliates, directly or

MRGB Hold Co.

May 1, 2014

indirectly, asserting a claim against Sponsor, Parent or Merger Sub or any of the Non-Recourse Parties under the Sponsor Guarantee or in connection with the Merger Agreement or any of the transactions contemplated thereby.

7. No Modification; Entire Agreement. This commitment letter may not be amended, modified or supplemented except by an agreement in writing signed by Parent and Sponsor. This commitment letter, together with the Sponsor Guarantee, constitutes the sole and entire agreement of Sponsor or any of its Affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this commitment letter and the body of the Sponsor Guarantee, the statements in the body of the Sponsor Guarantee shall control as between Sponsor and the Company, but the statements in this commitment letter shall otherwise control as between Sponsor and Parent or Merger Sub.

8. Parties in Interest; Third Party Beneficiaries. This commitment letter is for the sole benefit of and shall be binding upon Parent and Sponsor and their respective successors and permitted assigns. Nothing in this commitment letter, express or implied, is intended to or shall confer upon any person other than Parent and Sponsor any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this commitment letter, including, without limitation, the Company.

9. Governing Law; Submission to Jurisdiction; Venue. This commitment letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Any legal suit, action or proceeding arising out of, based upon or relating to this commitment letter or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified mail in accordance with Section 7 of the Sponsor Guarantee, with respect to Sponsor, and Section 9.4 of the Merger Agreement, with respect to Parent or to Parent’s address set forth on the first page of this commitment letter (or to such other address that may be designated by the receiving party from time to time in accordance with this section) shall be effective service of process for any suit, action or other proceeding brought in any such court.

The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

MRGB Hold Co.

May 1, 2014

10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11. No Assignment. The commitment evidenced by this commitment letter shall not be assignable by Parent without Sponsor’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Sponsor and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Except as expressly permitted in Section 1 hereof, no transfer of any rights or obligations hereunder by Sponsor shall be permitted without the consent of Parent. Any purported assignment of this commitment in contravention of this Section 11 shall be void.

12. Counterparts. This commitment letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this commitment letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this commitment letter.

13. Confidentiality. This commitment letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This commitment letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Sponsor and Parent. The foregoing notwithstanding, this commitment letter shall be provided to the Company and the Company and the undersigned may disclose the existence of this commitment letter to (a) its affiliates and representatives and (b) to the extent required by law, the applicable rules of any national securities exchange or in connection with any securities regulatory agency filings relating to the Merger.

14. No Recourse. Notwithstanding anything that may be expressed or implied in this commitment letter or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership, by its acceptance of the benefits of this commitment letter, Parent acknowledges and agrees that no person other than Sponsor and Parent has any obligations hereunder and that no recourse shall be had hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party through Parent, Merger Sub or otherwise, whether by or

MRGB Hold Co.

May 1, 2014

through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Recourse against Sponsor pursuant to this commitment letter shall be the sole and exclusive remedy of Parent and all of its affiliates against Sponsor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, MILL ROAD CAPITAL II, L.P., by Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman

Name:	Scott P. Scharfman
Title:	Management Committee Director

Agreed to and accepted: MRGB HOLD CO.

By:	/s/ Scott P. Scharfman

Name:	Scott P. Scharfman
Title:	President

[Signature Page to Equity Commitment Letter]